UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549





Public Utility Holding Company Act of 1935
File No. 70-8677
Report For Period: July 1, 2002 to September 30, 2002



In the Matter of:

CENTRAL POWER AND LIGHT COMPANY
CENTRAL AND SOUTH WEST CORPORATION





      This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by Central Power and Light Company (CPL) a subsidiary of Central and South West Corporation (CSW). Under HCAR 35-26390 dated October 13, 1995, it is required that CPL file quarterly reports with respect to the obligations relative to pollution control revenue bonds issued by Nueces County Navigation District #1 (Nueces) and/or Guadalupe-Blanco River Authority, Texas (Guadalupe). The following information is provided for the Nueces and/or Guadalupe pollution control revenue bonds for each cap and collar position that has been open at any time during the quarter: 1) the transaction date, 2) the type of transaction 3) the notional principal amount, 4) a description of the material terms of the transaction, including a) the maturity or termination date of each transaction and b) the cap strike rate or the ceiling and floor strike rate for a collar, 5) the name of the counterparty 6) the market value of all open positions as of the end of such quarter, and 7) any gains and losses realized from liquidation during such quarter of any position. This report covers the period July 1, 2002 through September 30, 2002.


      No cap or collar position has been open during the reporting period.

                                S I G N A T U R E


        As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Central Power and Light Company has duly caused this report to be signed on its behalf on this 1st day of November, 2002.

                                            Central Power and
                                              Light Company

                                             /s/ Armando Pena
                                          ---------------------
                                             Armando Pena
                                             Treasurer